SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934*

Kobex Minerals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

49989C105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐

CUSIP No. 49989C105	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS 2260761 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,545,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,545,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013.

CUSIP No. 49989C105	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Paul van Eeden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000*
	8	SHARED VOTING POWER 3,545,000
	9	SOLE DISPOSITIVE POWER 200,000*
	10	SHARED DISPOSITIVE POWER 3,545,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,745,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Representing 200,000 shares of common stock underlying options to purchase common stock.
**	Based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock.

CUSIP No. 49989C105	SCHEDULE 13D	Page 4 of 10 Pages

Explanatory Note: This Schedule 13D (this “Report”) is being filed by 2260761 Ontario Inc. (“226”) and Paul van Eeden (“Mr. van Eeden” and, collectively with 226, the “Reporting Persons”) to report the Reporting Persons’ beneficial ownership of common stock (the “Common Stock”) of Kobex Minerals Inc., (the “Issuer”). 226 is a private investment company headquartered in Ontario, Canada. Mr. van Eeden is the sole director and sole officer of 226. This Report is being filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) because 226 became a beneficial owner of more than 5% of the Issuer’s Common Stock as of May 8, 2012. Notwithstanding the absence of a previously filed Schedule 13D by 226 or Mr. van Eeden, the beneficial ownership of 226 was reported by Mr. van Eeden on the Issuer’s Form 20-F filed on April 1, 2013.

Item 1.	Security and Issuer.

This Report relates to the Common Stock of the Issuer. The Issuer’s principal offices are located at 1700- 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8. The Issuer’s Common Stock is listed on the Toronto Stock Exchange and the NYSE MKT.

Item 2.	Identity and Background

The Reporting Persons are 226 and Mr. van Eeden. 226 is a private investment company headquartered in Ontario, Canada. 226 is primarily engaged in the business of investing in securities. Mr. van Eeden is the sole director and sole officer of 226 and his present and principal occupation or employment is engaging in business as a private investor including through the direction and management of the investments of 226. Mr. van Eeden is also a director of the Issuer. The business address for Mr. van Eeden and 226 is: 205 – 713 Davis Drive, Newmarket Ontario L3Y 2R3, Canada.

The Reporting Persons have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of May 8, 2013, the Reporting Persons are deemed to beneficially own an aggregate of 3,745,000 shares of the Common Stock. The source of the funding for the purchase of the Common Stock by 226 was the general working capital of 226. Mr. van Eeden acquired options representing 200,000 shares of Common Stock covered by this Report through stock grants received from the Issuer as compensation for his service as a director with the Issuer. The aggregate purchase price of the Common Stock purchased by the Reporting Persons was $2,444,251.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Common Stock for investment purposes. Mr. van Eeden has served as a Director of the Issuer since March 13, 2013. Mr. van Eeden acquired 200,000 options representing shares of Common Stock as compensation for his services as Director and holds such shares for investment purposes. 226 acquired its share of Common Stock for investment purposes.

The Reporting Persons, as beneficial owners, do not currently have and, during the time in which the Reporting Persons has owned over 5% of the outstanding shares of Common Stock of the Issuer, did not have any plans or proposals that relate to or would result in: (a) the acquisition

CUSIP No. 49989C105	SCHEDULE 13D	Page 5 of 10 Pages

by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any other material change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to those enumerated above.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market, through Mr. van Eeden’s position as a Director with the Issuer, or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time.

Item 5.	Interest in Securities of the Issuer.

This Report is being filed by the Reporting Persons with the SEC because 226 became a beneficial owner of more than 5% of the Issuer’s Common Stock as of May 8, 2012. Notwithstanding the absence of a previously filed Schedule 13D by 226 or Mr. van Eeden, the beneficial ownership of 226 was reported by Mr. van Eeden on the Issuer’s Form 20-F filed on April 1, 2013.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,745,000 shares of Common Stock, representing 8.1% of the Issuer’s outstanding Common Stock based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) 46,082,213 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock held by Mr. van Eeden.

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock of the Issuer, Mr. van Eeden has sole voting and investment power with regard to all 3,745,000 shares of Common Stock.

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

For the trading history of the Reporting Persons please see Appendix 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 49989C105	SCHEDULE 13D	Page 6 of 10 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 8, 2013, among 226 and Mr. van Eeden

CUSIP No. 49989C105	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2013

2260761 ONTARIO INC.

By:	/s/ Paul van Eeden
Paul van Eeden, President

PAUL VAN EEDEN

By:	/s/ Paul van Eeden
Name: Paul van Eeden
Title: Individually

CUSIP No. 49989C105	SCHEDULE 13D	Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 1, 2013, among 226 and Mr. van Eeden

CUSIP No. 49989C105	SCHEDULE 13D	Page 9 of 10 Pages

Appendix 1

On May 8, 2012, the Reporting Persons beneficially owned 2,282,000 shares representing 5.0% of the Issuer’s outstanding Common Stock based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013. For the 60 days prior to May 8, 2012, other than as described below, the Reporting Persons did not have any transactions relating to the Common Stock of the Issuer. (All transactions were affected on the open market through a securities exchange.)

Date	Amount of Securities	Price per Share
5/4/2012	6,500	$0.55
4/26/2012	84,500	$0.571953
4/16/2012	50,000	$0.5632
3/29/2012	120,000	$0.59196

On June 13, 2012, the Reporting Persons beneficially owned 3,000,000 shares representing 6.5% of the Issuer’s outstanding Common Stock based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013. Since May 8, 2012, other than as described below, the Reporting Persons did not have any transactions relating to the Common Stock of the Issuer. (All transactions were affected on the open market through a securities exchange.)

Date	Amount of Securities	Price per Share
6/12/12	58,000	$0.60
6/11/12	4,000	$0.60
6/8/12	74,000	$0.60
6/6/12	22,500	$0.60
6/5/12	20,000	$0.60
6/4/12	15,000	$0.60
6/1/2012	10,000	$0.60
5/31/2012	5,000	$0.60
5/30/2012	22,500	$0.60
5/30/2012	100,000	$0.5833
5/29/2012	75,000	$0.5999
5/11/2012	25,000	$0.60
5/9/2012	18,000	$0.55
5/8/2012	21,000	$0.55

On October 18, 2012, the Reporting Persons beneficially owned 3,260,500 shares representing 7.1% of the Issuer’s outstanding Common Stock based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013. For the 60 days prior to October 18, 2012, other than as described below, the Reporting Persons did not have any transactions relating to the Common Stock of the Issuer. (All transactions were affected on the open market through a securities exchange.)

Date	Amount of Securities	Price per Share
10/17/2012	66,500	0.49
10/16/2012	7,000	0.4943
10/15/2012	22,000	0.50
10/9/2012	21,500	0.50
10/5/2012	53,500	0.50
10/2/2012	25,000	0.50

CUSIP No. 49989C105	SCHEDULE 13D	Page 10 of 10 Pages

On March 27, 2013, the Reporting Persons beneficially owned 3,745,000 shares representing 8.1% of the Issuer’s outstanding Common Stock based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock. On March 27, 2013 Mr. van Eeden was granted 200,000 options to acquire 200,000 shares of the Issuer’s Common Stock. For the 60 days prior to March 27, 2013, other than as described below, the Reporting Persons did not have any transactions relating to the Common Stock of the Issuer. (All transactions were affected on the open market through a securities exchange.)

Date	Amount of Securities	Price per Share
2/25/2013	25,000	$0.45